UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*



                         SCOTT'S LIQUID GOLD-INC.
                             (Name of Issuer)

                       Common Stock, $0.10 Par Value
                      (Title of Class of Securities)

                                 810202 10 1
                              (CUSIP Number)

  Mark R. Levy, Holland & Hart LLP, 555 - 17th Street, Denver, CO  80202
                              (303) 295-8073
(Name/Address/Telephone Number of Person Authorized to Receive Notices and
                              Communications)

                               January 21, 2000
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D



      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
              PERSON

                   Goldstein Family Partnership, Ltd.

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP *                                      (a)
                                                           (b)
      3       SEC USE ONLY

      4       SOURCE OF FUNDS*

                   OO

      5       CHECK BOX IF DISCLOSURE OF LEGAL
              PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
              2(d) or 2(e)

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Colorado

                                   7    SOLE VOTING
                                        POWER
                                             2,126,473
                                   8    SHARED VOTING
                                        POWER

                                   9    SOLE
                                        DISPOSITIVE
                                        POWER
                                             2,126,473
                                   10   SHARED
                                        DISPOSITIVE
                                        POWER

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

                   2,126,473

     12       CHECK BOX IS THE AGGREGATE AMOUNT IN  ROW
              (11) EXCLUDES CERTAIN SHARES*

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
              ROW (11)

                   21.0%

     14       TYPE OF REPORTING PERSON*

                   PN


      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
              PERSON
                   Goldstein Family Corporation

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP *                                      (a)
                                                           (b)
      3       SEC USE ONLY

      4       SOURCE OF FUNDS*

                   OO

      5       CHECK BOX IF DISCLOSURE OF LEGAL
              PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
              2(d) or 2(e)

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Colorado

                                   7   SOLE VOTING
                                       POWER
                                            2,126,473
                                   8   SHARED VOTING
                                       POWER

                                   9   SOLE
                                       DISPOSITIVE
                                       POWER
                                            2,126,473
                                   10  SHARED
                                       DISPOSITIVE
                                       POWER

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

                   2,126,473

     12       CHECK BOX IS THE AGGREGATE AMOUNT IN  ROW
              (11) EXCLUDES CERTAIN SHARES*

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
              ROW (11)

                   21.0%

     14       TYPE OF REPORTING PERSON*

                   CO


      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
              PERSON

                   Mark E. Goldstein


      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP *                                       (a)
                                                            (b)
      3       SEC USE ONLY

      4       SOURCE OF FUNDS*

                   OO

      5       CHECK BOX IF DISCLOSURE OF LEGAL
              PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
              2(d) or 2(e)

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen

                                   7     SOLE VOTING
                                         POWER
                                              2,681,355
                                   8     SHARED VOTING
                                         POWER

                                   9     SOLE
                                         DISPOSITIVE
                                         POWER
                                              2,681,355
                                   10    SHARED
                                         DISPOSITIVE
                                         POWER

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

                   2,681,355

     12       CHECK BOX IS THE AGGREGATE AMOUNT IN  ROW
              (11) EXCLUDES CERTAIN SHARES*

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
              ROW (11)

                   26.4%

     14       TYPE OF REPORTING PERSON*

                   IN


Item 1.  Security and Issuer

     This Schedule relates to Common Stock of Scott's Liquid Gold-Inc. (the "Company"), par value $0.10 per share. The address of the principal executive office of the Company is 4880 Havana Street, Denver, Colorado 80239.

Item 2.  Identity and Background

     This statement is filed on behalf of the Goldstein Family Partnership, Ltd. (the "Partnership"), Mark E. Goldstein and the Goldstein Family Corporation (the "Goldstein Corporation").

     The Partnership is a limited partnership organized under the laws of the State of Colorado. Its principal business is to acquire, invest in, own, manager, sell and exchange property in the Partnership and to reinvest proceeds from the sale or disposition of any assets of the Partnership. Shares of the Company's Common Stock constitute almost all of the assets of the Partnership. The address of the Partnership's principal business and principal office is 4880 Havana Street, Denver, Colorado 80239. The Partnership's sole general partner is the Goldstein Corporation.

     The Goldstein Corporation is a corporation organized under the laws of the State of Colorado. Its principal business is being the general partner of the Partnership. The Goldstein Corporation's principal business and principal office is located at 4880 Havana Street, Denver, Colorado 80239. The sole director and the sole executive officer of the Goldstein Corporation is Mark E. Goldstein. Mark E. Goldstein owns 80% of the outstanding common stock of the Goldstein Corporation. A charitable lead annuity trust, of which Mark E. Goldstein is the trustee and a beneficiary, owns the remaining 20% of the remaining outstanding common stock of the Goldstein Corporation.

     Mark E. Goldstein's business address is 4880 Havana Street, Denver, Colorado 80239. The present principal occupation or employment of Mr. Goldstein is President and Chief Executive Officer of the Company, whose address is listed in Item 1 above. Mr. Goldstein is a United States citizen.

     During the last five years, the Partnership, the Goldstein Corporation, and Mr. Goldstein have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, each of them was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     This statement has been previously filed by the Partnership and the Goldstein Corporation, as well as Jerome J. Goldstein, who was the father of Mark E. Goldstein. Jerome J. Goldstein died in January, 2000.

Item 3.  Source and Amount of Funds or Other Consideration

     The acquisition of stock of the Company by the Partnership has been described in the initial filing of this Schedule and in amendments to this Schedule. The Partnership has outstanding 8,746 units held by Mark E. Goldstein, a sister of Mark E. Goldstein, the charitable lead annuity trust mentioned above, relatives of Mark E. Goldstein and his deceased parents, and one other individual. Each unit represents an interest in the capital profits and losses of the Partnership.

     On January 21, 2000, Mark E. Goldstein acquired 800 shares of the common stock of the Goldstein Corporation, representing 80% of the outstanding common stock of the Goldstein Corporation. He also became the sole director, the President and the sole executive officer of the Goldstein Corporation on that date. As a result, Mark E. Goldstein controls the Goldstein Corporation. The Goldstein Corporation controls the voting and disposition of common stock of the Company owned by the Partnership.

     Mark E. Goldstein paid no consideration for the shares of the Goldstein Corporation. The shares were transferred to him by a trust created by Jerome J. Goldstein; the trust provided for this transfer of the shares upon the death of Jerome J. Goldstein. Jerome J. Goldstein had contributed as a gift 80% of the outstanding shares of the Goldstein Corporation to that trust. Jerome J. Goldstein previously contributed 20% of the outstanding shares of the Goldstein Corporation to the charitable lead annuity trust of which Mark E. Goldstein is the trustee and a beneficiary.

     See also Items 2 and 4 of this Schedule.

Item 4.  Purpose of Transaction

     The original purposes of the acquisition of the Company's Common Stock by the Partnership were to facilitate estate planning of Jerome J. Goldstein and to have the voting and disposition powers with respect to those shares rest with the Goldstein Corporation as the sole general partner of the Partnership.
Shares of the Goldstein Corporation were transferred to Mark E. Goldstein so that he controls the Goldstein Corporation

     Mark E. Goldstein also has stock options under a Company plan to acquire certain shares of Common Stock of the Company and a vested interest in shares of the Company's Common Stock held in his account under the Company's employee stock ownership plan. Mr. Goldstein may acquire shares upon the exercise of stock options issued by the Company.

     The Partnership may be dissolved upon the written agreement of partners holding at least 75% of the total capital account balances of all partners, the expiration of the term of 30 years and certain other events listed in the Limited Partnership Agreement of the Partnership, effective November 6, 1996, as it may be amended from time to time (the "Partnership Agreement"). Please see
Article XI of the Partnership Agreement, which Agreement is an exhibit to this Schedule.

     Except as may be indicated above, the Partnership, Goldstein Corporation and Mr. Goldstein have no plans or proposals which relate to or would result in:
(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

     See also Items 2 and 4 of this Schedule.

Item 5.  Interest in Securities of the Issuer

     The Partnership owns 2,126,473 shares of Common Stock of the Company.
Under the terms of the Partnership Agreement, a determination on the voting or disposition of these shares rests with the sole general partner, the Goldstein Corporation. The Partnership and the Goldstein Corporation may be deemed to be the beneficial owners of all such 2,126,473 shares of Common Stock of the Company, representing approximately 21.0% of the outstanding Common Stock of the Company, and to have the sole power to vote or to direct the vote of such shares and the sole power to dispose or to direct the disposition of such shares.

     A determination on the voting of common stock of the Company held by the Partnership is made, in accordance with the Articles of Incorporation of the Goldstein Corporation, by a majority vote of the shareholders of the Goldstein Corporation. Mr. Goldstein, as the sole director and sole executive officer of the Goldstein Corporation and as the owner of 80% of the outstanding stock in his individual name and 20% of the outstanding stock of the Goldstein Family Corporation as a trustee, will determine the actions of the Partnership with respect to the shares of the Company's Common Stock held by the Partnership. Mr. Goldstein also may be deemed to be the beneficial owner of the 2,126,473 shares held by the Partnership and to have the sole power to vote or to direct the vote of such shares and the sole power to dispose or to direct the disposition of such shares.

     Mr. Goldstein owns beneficially and directly 320,990 shares of common stock of the Company. Three minor children of Mr. Goldstein, who live in his home, own 92,892 shares of common stock of the Company. Mr. Goldstein may be deemed to be the beneficial owner of these shares and have the sole power to vote or direct the vote of such shares and the sole power to dispose or to direct the disposition of such shares. Mr. Goldstein's spouse owns directly 25,890 shares of common stock of the Company, and Mr. Goldstein disclaims any beneficial ownership of those shares. The shares of his spouse are not included as beneficially owned by Mr. Goldstein.

     Mr. Goldstein holds stock options under a stock option plan of the Company, which options are presently exercisable for 70,500 shares of Common Stock of the Company.

     Accordingly, Mr. Goldstein may be deemed the beneficial owner of a total of 2,681,355 shares of Common Stock of the Company (which includes shares subject to the options), representing 26.4% of the outstanding Common Stock of the Company (assuming the exercise of the options). Mr. Goldstein has the sole voting power and disposition power with respect to all these 2,610,855 shares as described above and may be deemed to have the sole power to vote or to direct the vote of the 70,500 shares subject to the option and to have the sole power to dispose or to direct the disposition of the 70,500 shares subject to the option.

     The limited partners of the Partnership have an interest in dividends from or the proceeds from the sale of any Common Stock held by the Partnership because the dividends or proceeds would become assets of the Partnership. However, under the terms of the Partnership Agreement, they do not have the right to receive or the power to direct the receipt of any such dividends or proceeds. See Item 3 as to the ownership of the Partnership.

     The Partnership, Goldstein Corporation and Mr. Goldstein have not engaged in any transactions in the Common Stock of the Company during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Partnership, Goldstein Corporation and Mr. Goldstein do not have any contracts, arrangements, understandings or relationships among themselves or between any of them and another person or entity with respect to the securities of the Company except to the extent any of the following may be so considered.

     The Partnership Agreement sets forth the powers of the Goldstein Corporation as the general partner to control the voting of, disposition of and other matters concerning the Common Stock of the Company held by the Partnership. The Partnership Agreement is an exhibit to this Schedule. The Articles of Incorporation of the Goldstein Corporation provide that the shareholders of the Goldstein Corporation have the full authority and perform the duties of the Board of Directors with respect to the voting of (and determining the vote of) stock of Scott's Liquid Gold-Inc. held by the Partnership. The decision of the shareholders is made by a majority vote.

     Please also see information in Items 2 through 4 of this Schedule.

Item 7.  Material to be Filed as Exhibits

     The following exhibits are filed with this Schedule:

       Exhibit No.                      Description of Exhibit

            4              Agreement Regarding Filing Among the
                           Partnership, the Goldstein Corporation and Mark
                           E. Goldstein.

            5 Articles X and XI of Articles of Incorporation of the Goldstein Corporation.



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:     February 11, 2000.


                              Goldstein Family Partnership, Ltd.
                              By Goldstein Family Corporation


                              By:
                                   Mark E. Goldstein, President



                              Goldstein Family Corporation


                              By:
                                   Mark E. Goldstein, President




                              Mark E. Goldstein


                                  EXHIBIT INDEX





       Exhibit No.                      Description of Exhibit

            4              Agreement Regarding Filing Among the
                           Partnership, the Goldstein Corporation and Mark
                           E. Goldstein.

            5              Articles X and XI of the Articles of
                           Incorporation of the Goldstein Corporation.




                            Exhibit 4 to Schedule 13d
                      of Goldstein Family Partnership, ltd.
                          Goldstein Family Corporation
                              and Mark E. Goldstein

                             dated February 11, 2000



                           Agreement Regarding Filing



     The undersigned hereby expressly agree that they will file together a
Schedule 13D and amendments thereto with respect to the undersigned's beneficial ownership of common stock of Scott's Liquid Gold-Inc. The undersigned also agree that the Schedule 13D to which this Agreement is attached is to be filed on behalf of each of us.


                              Goldstein Family Partnership, Ltd.
                              By:  Goldstein Family Corporation,
                                   its General Partner



                              By:
                                   Mark E. Goldstein President



                              Goldstein Family Corporation



                              By:
                                   Mark E. Goldstein, President




                              Mark E. Goldstein
                            Exhibit 5 to Schedule 13d
                      of Goldstein Family Partnership, Ltd.
                          Goldstein Family Corporation
                              and Mark E. Goldstein

                             dated February 11, 2000



                                Articles X and XI
                                     of the
                            Articles of Incorporation
                                       of
                          Goldstein Family Corporation
                             a Colorado corporation


                                    Article X
            Quorum and Voting Requirements for Shareholders' Meetings

          a. Quorum. A majority of the votes entitled to be cast on a matter by a voting group shall constitute a quorum of that voting group for action on that matter at any meeting of shareholders. (When used in these Articles of Incorporation, the term "voting group" or "voting groups" shall have the meaning assigned by the Act.)

          b. Voting. Except as is otherwise required by the Act, action by a voting group on a matter other than the election of directors is approved if a quorum exists and if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action.

          c. Change in Quorum or Voting Requirements. Any amendment to these Articles of Incorporation adding, changing, or deleting a greater quorum or voting requirement for shareholders shall meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever are greater.

                                   Article XI
                              Voting of SLG Shares

     Notwithstanding any other provision of these Articles of Incorporation, the shareholders of the Corporation shall have the full authority and perform the duties of the board of directors, in lieu of the board of directors, with respect to the voting of (and determining the vote of) "SLG" stock held by the Goldstein Family Partnership, Ltd. (called, with any successors, the "Family Partnership"). The acts and decisions of the shareholders of the Corporation with respect to the voting of SLG stock shall be made and determined as provided in Article X above. As used in this Article, the term "SLG" means Scott's Liquid Gold-Inc., a Colorado corporation, and any successors to that corporation but shall not include any successors whose shares are acquired by the Family Partnership by reason of a sale or exchange or by merger, consolidation or conversion of Scott's Liquid Gold-Inc. if Scott's Liquid Gold-Inc. is not the surviving entity or by reason of a sale of substantially all of the assets of Scott's Liquid Gold-Inc. However, SLG shall include any successor whose shares are acquired in any such transaction (whether a sale, exchange, merger, consolidation, conversion or sale of substantially all assets) which is for the purpose of changing the form of entity, domicile, name or identity of SLG with the respective holdings of equity interests remaining substantially the same.